Investor Presentation February 4, 2013 Exhibit 99.1

Certain statements and information in this presentation may constitute “forward-looking statements” within the meaning of the
Private Securities Litigation Reform Act of 1995. Forward-looking statements include words or phrases such as “believe,” “expect,”
“anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar words, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks include, among others, risks associated with our limited operating history;
our limited number of assets and small number of customers; downtime and other risks associated with offshore rig operations;
changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; our substantial level of indebtedness and our need for cash to meet our debt service obligations; political and economic circumstances in the countries in which we operate, including corruption, militant activities, political instability, ethnic unrest and regionalism in Nigeria and other countries where we may operate; strikes and work stoppages; governmental regulatory, legislative and permitting requirements affecting drilling operations; delays or cost overruns in construction projects; shortages of equipment, spare parts and ancillary services; ability to fully realize current backlog of drilling contract revenue; ability to secure drilling contracts prior to deployment of newbuild drillships; our levels of operating and maintenance costs; availability of skilled workers and related labor costs; compliance with governmental, tax, environmental and safety regulations; any non-compliance with anti-bribery laws; effects of new products and new technologies in our industry; termination of our customer contracts; hazards in the oilfield services industry; adequacy of insurance coverage in the event of a catastrophic event; our ability to obtain indemnity from customers; and
terrorism, piracy and military action.
For additional information regarding known material factors that could cause our actual results to differ from our projected results, please see our filings with the SEC, including our Annual Report on Form 20-F and Current Reports on Form 6-K.
Existing and prospective investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.
Forward Looking Statements

Company Profile

Committed to being the Preferred Ultra-Deepwater Drilling Contractor
•
Most modern floater fleet
•
Exclusively focused on ultra-deepwater
•
NYSE: PACD
•
Market Cap: $2.3 Billion
(1)
•
Employees: >1,000
•
Contract Backlog: $3.3 Billion
•
Fleet: 8 ultra-deepwater drillships
•
4 Operating
•
3 Under construction
•
1 On order

Becoming the Preferred Ultra-Deepwater
Drilling Contractor
100% of Enterprise Value Invested from 2008 - 2013
4
Number of Rigs
Number of Drilling Contracts
Contract Backlog (billion)
Aggregate Capital Raised (billion)
Number of Employees
Stock Listing
1Q2011 1Q2012 1Q2013
4 6 8
2 4 6
$1.5 $2.1 $3.3
$3.9 $4.2 $4.7
(2)
~500 ~900 >1,000
Oslo OTC NYSE NYSE

Creating Shareholder Value 5

Strong Team
•
Transparency
•
Delivering on promises
•
Experience
Asset Quality
•
Right sized fleet
•
Consistency
•
Technology
Functional Excellence
•
Right resources
•
Performance management
•
Processes
Targeted Approach
•
Clients
•
Geographies
Performance Excellence Starts with
Sustainable Differentiation

Newest and Most Capable UDW Fleet in the Industry
Area of bubble represents total enterprise value, including committed capital expenditures. 7
Average Floater Fleet Depth and Age
(3)
More Modern
Deeper Water
Average Water Depth (Ft.)
Diamond Offshore
North Atlantic Drilling
Noble
Transocean
Seadrill
Ocean Rig
Ensco
Atwood
Vantage
1976
1982
1987
1993
1998
2004
2009
2014
2020
4,000 5,000 6,000 7,000 8,000 9,000 10,000 11,000 12,000

Newer Rigs Enjoy Higher Utilization Rates Throughout Cycle
Floater Utilization Since 2008 by Build Cycle
(4)
8
70
80
90
100
2007-Current
1998-2006
95
75
85
1971-1978
1979-1997
2008 2009 2010 2011 2012
Utilization %

Dual Gradient Drilling: Game-Changing Technology
Value to Operators
Graphic source: May 2011 BOEMRE Report “Risk Profile of Dual Gradient Drilling” 9
Offshore Magazine (May 1
st
, 2010)
“It’s easier, safer, better for the environment, less
expensive, the risks decrease, and the outcomes are
more predictable.  I think it will be the way we drill
deepwater wells in the future.”
-Chevron North America
BOEMRE Report (May 2011)
(5)
“The most impressive aspect of Dual Gradient
Drilling is that it is as safe or safer than current
conventional drilling techniques…”
• Sole drilling contractor with knowledge and
equipment to provide mud-lift based Dual
Gradient Drilling in ultra-deepwater
• Anticipate a long-term competitive advantage
• Cost to upgrade existing rigs uneconomic
• Removes the effect of mud weight in the riser
column and provides better pressure control
• Especially important in deeper water and
wellbores (e.g. Gulf of Mexico or pre-salt
Brazil)
• Well is fully controlled in the event of riser
disconnect; safer and more efficient
• Should allow operators to access wells which
were previously problematic or inaccessible
A Proven Well Construction Advance
Value to Pacific Drilling

Performance Excellence Delivers Enhanced Margins

Maximize Revenues
+
Control Costs
•
Standardized equipment and procedures
•
Application of best practices
•
Enhanced relationships with clients and potential clients
•
Better retention of key personnel
•
Optimize levels of fleet spares and inventory /
warehousing
•
Consistency in job roles, equipment and procedures across
rigs
•
Standardized equipment and procedures
•
Application of best practices
•
Enhanced relationships with clients and potential clients
•
Better retention of key personnel
•
Optimize levels of fleet spares and inventory /
warehousing
•
Consistency in job roles, equipment and procedures across
rigs

Contracting Success Maximizes Revenue Potential
Daily contract revenue does not include mobilization, demobilization, contract preparation and client contract upgrade revenues.
11
Pacific Drilling Contract
Dayrate
(6)
($K)
Range of Contract Dayrates by Term and Year Signed for 5
th
Gen and
Later Ultra-Deepwater Floaters
Highest USGoM
Rate for 5 Year
Contracts in
2012
2
nd
Highest Rate
for All Brazil
Contracts in 2011

Daily contract revenue does not include mobilization, demobilization, contract preparation and client contract upgrade revenues.

$3.3 Billion Backlog with Blue Chip Operators
Chevron Nigeria, $475k/d
3 year contract
Total Nigeria, $475k/d
2 year contract
Petrobras Brazil, $458k/
3 year contract
Chevron USGoM, $489k/d
5 year contract
Delivery: Second Chevron Gulf of Guinea, $660k/d Option for 1 year
Quarter 2013 2 year contract of additional term
Delivery: Fourth Chevron USGoM, $555k/d
Quarter 2013 5 year contract
Construction Mobilization Firm Contract Option
Pacific TBN #8
Priced options for up to 3 years of additional term
Delivery: Second Quarter 2014
Delivery: First Quarter 2015
Pacific Mistral
Pacific Santa Ana
Pacific Khamsin
Pacific Sharav
Pacific Meltem
2013 2014 2015
Pacific Bora
Pacific Scirocco
Unpriced options for up to 2 years of additional term
d

Focus on Uptime Optimizes Revenue Capture
Cumulative Revenue Efficiency by Period
Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.
13
Exceeding 95%
Target Post
Ramp-up
Exceeding 95%
Target Post
Ramp-up
92.3%
95.0%
76.6%
92.9%
95.4%
99.6%
58.7%
99.0%
81.0%
96.0%
50%
60%
70%
80%
90%
100%
Ramp-up Post Ramp-up
Bora Mistral Scirocco Santa Ana Total

Exceptional Safety Performance
LTIF is defined as Lost Time Incidents (LTI) per million manhours.
IADC LTIF through October 31, 2012.
14
•
No lost time incidents (LTIs)
during construction
(approximately 775,000 man
hours)
•
Pacific Bora just achieved 2
years without an LTI
•
Pacific Scirocco and Pacific
Mistral achieved 1 year
without an LTI
LTIF
0.0
0.5
1.0
1.5
2.0
2.5
3.0
2008 2009 2010 2011 2012
PD LTIF w/Const PD LTIF IADC LTIF

A Global Growth Market

Pacific Drilling Active in All Core Ultra-Deepwater Areas
• Significant exploration
success in ultra-
deepwater and
remote areas
• USGoM, Brazil and
West Africa continue
to be major markets
driving demand
• Development drilling
expected to increase
globally
Areas With Active Ultra-Deepwater Rig Programs in 2013
Operations
HQ
Support
Core areas
Emerging areas

UDW Demand Expected to Exceed Supply Beyond 2015

Supply and Demand Forecast
(7)
2013 2014 2015
For rigs with water depth capability of 7,500 ft or greater.  Includes only announced newbuild orders.
133
150
Supply Demand
156
175
Supply Demand
177
190
Supply Demand

Advanced Drillships Deliver on Industry Requirements
Industry Trends Over 48% of Floaters Greater than 10 Years Old

1. Challenges of remote drilling sites
2. Drilling deeper and with longer offsets
3. Greater drilling efficiency to reduce
total well costs
4. Advances in well construction
techniques, e.g. intelligent completions
5. More demanding downhole
environments, e.g. high pressure & high
temperature drilling
6. Increasingly demanding regulatory
climate
…Supports “bifurcation” in the market due to increased willingness to pay for newer, higher spec rigs
Rig Age in Years
(8)
4%
38%
10%
48%
Over 20
10 to 20 5 to 10
Under 5

Dayrates Have Responded to the Tightening Market
All-in Contract Costs and Term for 5
th
Gen and Later Ultra-Deepwater Floaters
(9)
Accounts for dayrate cost as well as mobilization and upgrades to arrive at a total projected backlog cost to the operator, where available.
Blue data points denote Pacific Drillng contracts.
18
Contract Length
Dayrate ($K)
Global
(11)
USGOM
(10)
400
450
500
550
600
650
700
750
Sep-11 Oct-11 Nov 11 Dec-11 Jan-12 Feb-12 Mar -12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12
Egypt
USGOM
Ghana
USGOM
USGOM
Canada
Mozambique
Mozambique
USGOM
Norway
USGOM
Brazil
Brazil
Saudi
Angola
Angola
Ghana
USGOM
USGOM
USGOM
USGOM
USGOM
Angola
Angola
Brazil
Nigeria
Angola
USGOM
USGOM
Israel
USGOM
UK
Angola
Angola
USGOM
W. Africa
Canada
Malaysia
W. Africa
-3 Years >3 Years
Feb-13 Jan-13 Dec-12 Nov-12 Oct-12
1

Targeted 12 Rig Fleet

Disciplined Growth and Risk Mitigation
•
Long term market view
•
Financing costs
•
Maximum 2 uncommitted newbuilds
•
Turnkey shipyard contracts
•
Proven rig designs built by world class
shipyard
•
Construction quality oversight
•
Mature delivery and startup processes
•
Management bandwidth
Financial Operational

Consensus Forecasts PACD Offers Superior Growth
Source: Thomson Reuters consensus mean as of 30 January 2013; analysis by Pacific Drilling. 20
PACD Consensus Projected CAGR = 44%
ORIG
PACD
RDC
VTG
NE
DO
ESV
SDRL
RIG
Projected
EBITDA Growth
0
50
100
150
200
250
300
350
2012 2013 2014 2015

UDW Contract Economics Create Significant Value
Source: Internal PACD Projection
Assumptions: Revenue includes adjustment for revenue efficiency and 80% capture of cost inflation;
daily opex of $180K/day baseline (end of 2012) and inflated for future periods; and average tax rate of 4.5% revenues.
21
Example Economics – Pacific Sharav 5 Year Contract ($MM)
1,126 35
385
35
50
621
Revenues Mobilization
Opex
Shorebased
Cost
Other
Cash
Contribution
Total value
created over the
first 5 years
equals 94% of
estimated total
project cost,
including 2
nd
BOP

Rapid Deleveraging of Existing Fleet Increases
Shareholder Value
Forecast for 2013-2015 by Pacific Drilling.
Assumes fleet size of 8 rigs; closing of $1B secured senior credit facility used to finance remaining capex for Pacific Sharav
and Pacific Meltem; contemplated debt financing for Pacific TBN #8; no additional equity issuances.
22
$440M
$430M
$348M
Net Debt/
Book Capital
(12)
Net Debt/
EBITDA

Strong Profitability and Cash Flow Enables
Growth and Dividends
ROE is defined as net income divided by shareholders’ equity.
Forecast for 2013-2015 by Pacific Drilling. Assumes fleet size of 8 rigs; closing of $1B secured senior credit facility used to finance remaining capex for Pacific Sharav and Pacific Meltem; contemplated
debt financing for Pacific TBN #8; no additional equity issuances.
23
Operating Cash Flow and Return on Equity (ROE) Forecast
ROE
Operating Cash
Flow ($MM)
178
305
653
2.1%
9.4%
16.3%
0%
5%
10%
15%
20%
100
200
300
400
500
600
700
2013 2014 2015
Cash from Operations ROE

Q & A Questions & Answers 24

Investor Contact
Pacific Drilling
Amy Roddy
Director, Investor Relations
3050 Post Oak Blvd #1500
Houston, Texas
USA
Phone: +1 832-255-0502
Email:
Investor@pacificdrilling.com
www.pacificdrilling.com

Footnotes

1. Closing stock price of $10.64 as of February 1, 2013 and 216.9 MM shares outstanding.
2.
Excludes $1B debt financing for the Pacific Sharav and Pacific Meltem expected to close in 1Q2013.
3. Enterprise value data from Thomson Reuters as of January 29, 2013.  Average water depth and average year built for deepwater fleet from IHS-Petrodata as of January 29, 2013.  Includes assets under construction and on order.
4. Data from IHS-Petrodata as of November 15, 2012. Analysis by Pacific Drilling. “2007-Current” adjusted to remove impact of Ocean Courage and Petrobras 10,000 in 2009, which were subject to construction finance issues and unable to work.
5. United States Bureau of Ocean Energy Management, Regulation and Enforcement. Risk Profile of Dual Gradient Drilling by
Stress Engineering Services Inc. May 2011.
6. Data from IHS-Petrodata as of January 30, 2012.  Analysis by Pacific Drilling.
7. Supply data from IHS-Petrodata as of January 2013. Newbuild supply weighted by portion of the year during which it is eligible to work. Demand analysis by Pacific Drilling.
8. Floater age data from IHS-Petrodata as of January 28, 2013. Analysis by Pacific Drilling. Includes rigs under construction.
9. Data from IHS-Petrodata as of January 28, 2013. Analysis by Pacific Drilling. Priced option exercises not included. Does not include contracts less than 1 year in duration.
10.3 Rig deal (19 years, $4B) between Seadrill and BP; have assumed the average term and rate across the three rigs with a
$20 MM mobilization for each of the two newbuild rigs.
11.4 Rig deal (10 year, $7.6B) between Transocean and Shell. The locations for the rigs are not announced (assume $25MM for mobilization each).
12.Net book debt to capital ratio defined as long term book debt less total cash divided by long term book debt less total cash plus book shareholders’ equity.

Appendix: Maintaining Flexibility in Financing
Debt Outstanding as of December 31, 2012 ($MM)

$2.2B of equity raised
• ~$1.6B from main sponsor
• $600MM from private placement April 2011
• $57MM from IPO November 2011
First seven rigs fully funded upon close of senior secured credit facility
Contemplated Debt Targeted to Close in First Quarter 2013 ($MM)
Amortizing Balloon Total Maturity
Project Finance Facility $656 $800 $1,456 Oct 2015
8.25% Senior Unsecured Note - $300 $300 Feb 2015
7.25% Senior Secured Note - $500 $500 Nov 2017
Preliminary Details: Amortizing Balloon Total Maturity
Senior Secured Credit Facility $417 $583 $1,000 May 2019
•
~$2.1B in remaining capex as of December 31, 2012 and with addition of Pacific TBN #8 ordered in January
2013
• Expect to fund 3 rigs currently under construction through existing cash, cash flow generation and senior secured credit facility
• Expect to fund eighth rig through existing cash, cash flow generation and long term debt